Filed by Inveresk Research Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc.
Commission File No. 000-49765

The following slides were used in connection with a joint conference call and webcast hosted by Charles River and Inveresk on July 1, 2004:

Creating a world-leading partner for the pharmaceutical and biotechnology industry July 1, 2004 Merger of Charles River Laboratories and Inveresk Research Group

July 1, 2004 James C. Foster Chairman, CEO & President, Charles River Laboratories Dr. Walter S. Nimmo Chairman, CEO & President, Inveresk Research Group Thomas F. Ackerman Senior Vice President & CFO, Charles River Laboratories Merger of Charles River and Inveresk

Safe Harbor Statement This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on Charles River Laboratories' and Inveresk Research Group's current expectations and beliefs, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission reports filed by Charles River Laboratories and Inveresk Research Group. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River Laboratories and Inveresk Research Group. Charles River Laboratories and Inveresk Research Group assume no obligation and expressly disclaim any duty to update information contained in this presentation except as required by law.

Regulation G This presentation will include discussion of "non-GAAP financial measures" as that term is defined in Regulation G. For actual results, the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the combined company's financial results prepared in accordance with GAAP have been posted on both companies' websites at www.criver.com and www.inveresk.com.

Additional Information This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River Laboratories and Inveresk Research Group, Inc. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River's website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk's website at www.inveresk.com. Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River's directors and executive officers is available in Charles River's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk's directors and executive officers is available in Inveresk's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Full-service partner for pharma and biotech A leader in research models and services A leader in general and specialty toxicology World-class clinical development capability High-end products and services from discovery through clinic Enhanced global market presence Broader strategic platform for growth Strong financial profile Strategic Rationale

Excellent Value for Inveresk Shareholders Ideal partner to take Inveresk to the next level of service offering and global reach Recognizes value created in Inveresk Achieves key strategic goals in United States U.S. Toxicology U.S. Biosafety U.S. Lab Sciences capability Increased opportunities for employees Inveresk and CTBR brands to be retained Joint integration teams will ensure smooth transition

Offer per Inveresk share 0.48x CRL common shares and $15.15 cash Offer price(1) $38.61 Premium(2) 25.2% Consideration per share(1) 61% stock, 39% cash Pro-forma fully diluted ownership(3) 73% Charles River, 27% Inveresk Expected closing In Q4 2004 Required approvals CRL and IRGI shareholders Regulatory Exchange: Ticker NYSE: CRL Transaction Summary (1) Based on CRL closing price as of June 30, 2004. (2) Based on IRGI closing price as of June 30, 2004. (3) Assumes conversion of Charles River's outstanding convertible debt.

Transaction Summary

Name & HQ	Charles River Laboratories International, Inc.; Wilmington, Mass.
Brand Names	Products - Charles River Development Services - Inveresk
Board Representation	9 Charles River / 3 Inveresk
Chairman, President & CEO	James C. Foster
Vice Chairman & CSO	Dr. Walter S. Nimmo
Chief Financial Officer	Thomas F. Ackerman
Divisional Management	Real Renaud – Research Models Mike Ankcorn – Global Pre-Clinical ➢ Dr. Nancy Gillett - U.S. Pre-clinical ➢ Dr. Brian Bathgate - European Pre-clinical ➢ Dr. Chris Perkin - Canada Pre-Clinical Alastair McEwan – Global Clinical
Employees	Approx. 7,300 (450 PhDs and DVMs)
Locations	97 locations in 20 countries

9

Highly Complementary Service Offering Creates a Full Service Provider Charles River Inveresk Full Service Biosafety Testing Toxicology + = Research Models and Services Bioanalytical Chemistry Toxicology Interventional and Surgical Services Biosafety Testing (US) Research Models and Services Interventional and Surgical Services Bioanalytical Chemistry Toxicology Clinical Services (Phase I - IV) Clinical Services (Phase I - IV) Biosafety Testing (Europe) Safety Pharmacology Pharmacology Outsourced Pathology Safety Pharmacology Pharmacology Outsourced Pathology Bioanalytical Chemistry In Vitro Detection In Vitro Detection Central Labs Central Labs

IND Program Nonclinical Development NDA Program Clinical Development Drug Discovery & Compound Selection Basic Research Market Research Models Phase I - IV Drug Safety & Toxicology Transgenic and Disease Models & Services Laboratory Sciences Charles River Inveresk Capabilities Across the Drug Discovery and Development Pipeline Providing Essential Products and Services

($ in billions) Source: Wall Street Equity Research Significant Market Opportunity Global Outsourced R&D: 15.1% CAGR ('03 - '07) Increasing Outsourcing Outpaces Global R&D

Source: Based on Charles River and Inveresk 2003 financial results Balanced Portfolio Pre-Clinical A leader in toxicology A leader in specialty toxicology Specialty focus on: Infusion Inhalation Interventional & surgical services A leader in worldwide biosafety testing A leader in profitability Clinical Phase I - IV coverage Premier Phase I clinic Research Models & Services A leading market position Large number of widely used models Disease models A leading service provider with broad capabilities

Pre-Clinical A leader in toxicology Focus on specialty toxicology Strong repeat business Increasing demand for outsourced services Global client base - US, Europe and Japan Facilities in US, Canada and Europe A leader in operating margins Pre-Clinical: 42% of Combined Revenues

Clinical Unique position in clinical development Key global capability US and Europe Phase I - IV, regulatory services and data management Premier Phase I 62 bed clinic with "first in man" focus Opportunity to bridge from pre-clinical Clinical: 12% of Combined Revenues

No Client Over 5% of Revenues - High Repeat Business Relationships with all large-cap pharma and biotech Links with leading academic and research institutions Full service partner to emerging biotech Diversified Client Base Source: Based on Charles River and Inveresk 2003 management estimates

Global Footprint with Strength in Key Markets Note: Based on geographic location where revenue is generated. Global Footprint

Strong Financial Profile (1) Combined financials do not include any synergies. (2) Revenues exclude approximately $5 million of inter-company sales.

Annualized pre-tax cost savings and synergies of $20m by 2006 Eliminate public company expenses Consolidate back office and share services Efficiencies in toxicology business Enhanced revenue growth rate Capitalize on cross-selling opportunities Financial Impact

Financial Impact (continued) Note: Charles River management believes that non-GAAP financial results provide useful information to investors in being able to assess the Company's ongoing operations without the effect of merger-related charges. Such information provides investors with the ability to assess the Company's operating performance. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations. (1) Preliminary estimate to be finalized at close of transaction. (Dollars in thousands, except for per share data) Reconciliation of GAAP Earnings to Non-GAAP Earnings

Strong Credit Profile $577 million cash consideration and refinance Inveresk debt of $57 million $500 million committed credit facility $150 million revolver, five year maturity $350 million Term Loan A, five year maturity Significant combined cash and marketable securities on hand $228 million at March '04 Estimated pro forma leverage at close: Senior Debt / EBITDA ~1.7x Total Debt / EBITDA ~2.4x

Charles River Raising 2Q04 Guidance Strong market for outsourced drug development services Q2 Sales growth approximately 15% Prior guidance of 9% to 13% Q2 EPS $0.50 to $0.51 Prior EPS guidance of $0.46 to $0.48 Increase in Q2 EPS additive to full year 2004 (Exclusive of Inveresk merger and related one-time costs)

Expands portfolio of essential products and services Expands quality leadership to more services Drives pull-through between pre-clinical and clinical Diversified business mix smoothes cyclicality Participating in entire drug development pipeline Increases worldwide capacity Improves operating efficiency Expands global footprint Increases income and cash flow generation Combination Provides Key Strategic Benefits to Both Companies Summary

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are urged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.